EXHIBIT 99.1

VIA OVERNIGHT DELIVERY AND E-MAIL

January 15, 2013

Mr. Brad M. Shuster
President and Chief Executive Officer
National Mortgage Insurance Corporation
NMI Holdings, Inc.
2100 Powell Street, 12th Floor
Emeryville, CA 94608

Re: Application of National Mortgage Insurance Corporation ("NMI") for Approved Insurer Status

Dear Mr. Shuster:

This letter (i.e., the "Conditional Approval") is in response to NMI's initial application to Freddie Mac to become an "Approved Insurer," as that term is defined in Freddie Mac's Private Mortgage Insurer Eligibility Requirements, as amended from time to time and including the most recent draft proposed amendment until a new version of the PMIERs is adopted, published and becomes effective (the "PMIERs"). NMI provided its initial application to Freddie Mac on May 10, 2012, and supplemented it with additional materials and information subsequently provided to Freddie Mac (which, together with the initial application, are referred to below as the "Application"). Capitalized terms used herein, not otherwise defined, shall have the meaning set forth in the PMIERs as amended by the proposed draft.

During the Application assessment, Freddie Mac communicated to NMI various new requirements for mortgage insurers addressing safety and soundness principles related to capital adequacy, diversification, certainty of coverage, and performance metrics (collectively, the "Safety and Soundness Principles"). NMI has represented to Freddie Mac that it is committed to complying with and operating its business in accordance with the Safety and Soundness Principles. NMI acknowledges that Freddie Mac is relying on NMI's commitment to adhere to the Safety and Soundness Principles in providing this Conditional Approval.

Based on our review of the Application and other information relevant to Freddie Mac's determination of this matter, and subject to the terms and conditions set forth below, Freddie Mac conditionally approves NMI as an Approved Insurer eligible to write first lien Mortgage Guaranty Insurance on mortgages purchased or guaranteed by Freddie Mac as of the Effective Date, as defined below. The mortgage insurer code assigned to NMI is 44.

Conditions of Approval

NMI has represented to Freddie Mac that it intends to commence writing Mortgage Guaranty Insurance substantially in the manner described in the Application. The effective date of NMI's status as an Approved Insurer shall be the later of (i) April 1, 2013, or (ii) fourteen (14) calendar days after certification by NMI to Freddie Mac that all terms and conditions of this Conditional Approval have been satisfied, including the completion of system testing by Freddie Mac (“Effective Date").

A.	The following events must take place in order for NMI to commence writing Mortgage Guaranty Insurance as an Approved Insurer:

1.	NMI must have obtained initial capital funding of $220 million, inclusive of the funding of its Affiliated

EXHIBIT 99.1

reinsurer, National Mortgage Reinsurance, Inc. One and its subsidiary reinsurer, National Mortgage Reinsurance, Inc. Two, each in the amount of $10,000,000 (and exclusive of NMI's start-up costs).

2.
NMI must seek approvals and licenses from insurance regulatory departments and other State authorities necessary in order to write first lien Mortgage Guaranty Insurance business, including any applicable Reinsurance requirements imposed for higher coverage percentages, as necessary, in those jurisdictions to carry out its business plan as set forth in the Application. All Reinsurance obtained by NMI, must be provided by a Qualified Reinsurer. On or before the Effective Date, NMI must have obtained approvals and licenses to write first lien Mortgage Guaranty Insurance business in either (a) the ten (10) most populous States of the United States or (b) States that account for at least fifty percent (50%) of the population of the United States.

3.
NMI must complete a form of master policy that reflects the Safety and Soundness Principles, including without limitation, those relating to certainty of coverage, and obtain Freddie Mac's approval of that form prior to the Effective Date. NMI acknowledges that notwithstanding Freddie Mac approval of its master policy form at this time, NMI must comply with any master policy changes subsequently imposed on all Approved Insurers within the same timeframe for compliance required of other Approved Insurers, if in Freddie Mac's sole discretion, its approved form does not satisfy such imposed requirements.

4.
NMI must have in place a technology system and platform (the "Platform") that has capabilities and functionality, and qualified and sufficient staffing that, at a minimum, can support the provision of Mortgage Guaranty Insurance in accordance with the business plan provided in the Application, and satisfies Freddie Mac's expectations. NMI must receive a written communication from Freddie Mac stating that Freddie Mac's systems, as integrated or otherwise interoperable with the Platform, are ready to accept and support loans insured by NMI. Freddie Mac shall have the right to inspect the Platform, or to have a representative do so, prior to and after issuance of any mortgage insurance policy and/or certificate of insurance coverage issued thereunder.

5.
As of the Effective Date, NMI must have in place all NMI initial personnel, policies, and procedures necessary to conduct the business of Mortgage Guaranty Insurance in accordance with the business plan set forth in the Application.

B.	NMI must comply with the following Safety and Soundness Principles and supplemental conditions going forward in order to retain the status of Approved Insurer.

1.	Capital Adequacy

a)
NMI must maintain a Risk-to-Capital Ratio of no greater than fifteen to one (15: 1) for such period as Freddie Mac may require in its sole discretion, not to exceed three (3) years from the Effective Date.

b)	NMI must at all times maintain total statutory capital (i.e. as regards policyholders' surplus plus statutory Contingency Reserves of at least $150 million.

c)
For the three (3) year period commencing on the Effective Date, NMI may not make any dividends, capital withdrawals, or changes to capital deployments other than as listed in the Application without Freddie Mac's prior written approval.

d)	NMI may not purchase or otherwise invest in the debt of Affiliates.

e)	NMI must receive a comparable risk-adjusted economic rate of return on all primary insurance programs. NMI must not discount premiums to the extent that such premiums do not, after taking

EXHIBIT 99.1

into account the risk assumed at inception of coverage, provide NMI with a reasonable economic rate of return. For this purpose, in determining the risk assumed and the rate of return, NMI must consider all relevant facts, including premium discount programs, Reinsurance with a Captive Reinsurer, Freddie Mac approved Risk Sharing Transactions, and other transactions in which premium and/or risk is shared, on the same loan or group of loans.

2.	Diversification

a)	NMI must use its best efforts to ensure that future capital raises allow access to a broad investor base.

b)	NMI must use its best efforts to ensure that future capital or Reinsurance may be available to diversify risk if needed.

c)
NMI must monitor and have adequate diversity across customer base, geography and other risk characteristics such that concentration of anyone risk factor does not cause undue harm to NMI's insurance risk portfolio.

3.	Certainty of Coverage

a)
NMI must be clear and consistent in applying and enforcing the terms of its master policy to promote the certainty of coverage, such that coverage will be honored absent fraud, material misrepresentation and/or a failure to satisfy the clear and objective requirements established by the master policy to obtain coverage.

b)
NMI must align its timeframe for exercising its right to rescind coverage under its approved master policy with the 36 months of timely borrower payment timeframe adopted by the GSEs in the representation and warranty framework effective January 1, 2013.

c)
NMI must maintain quality control practices that include a full re-underwrite for an loans insured under its delegated master policy within 6 months of the coverage date, in addition to the quality assurance review completed within 270 days of the date of coverage.

d)	NMI shall use its best efforts to reduce the level of issuance of insurance under its delegated underwriting master policies and work towards increasing non delegated underwriting policies.

e)	NMI must maintain claim documentation standards with a finite set of documents for facilitating claim perfection standards.

4.	Performance Metrics

NMI acknowledges that it has been informed that it will be required to comply with standards to be imposed by Freddie Mac on all Approved Insurers related to, among other things, the timely payment of claims, including the Approved Insurer's process for addressing issues related to appeals of rescissions and denials, quality control sampling rates and the proportion of loans insured pursuant to delegated underwriting master policies versus non-delegated underwriting master policies.

5.	Other Conditions

a)
NMI shall only provide insurance coverage on eligible first-lien mortgage products as provided by NMI's Underwriting Guidelines dated December 12, 2012, as amended from time to time by NMI, which amendments shall take effect not less than thirty (30) days following notice to Freddie Mac.

EXHIBIT 99.1

b)	NMI may not enter into any Risk Sharing Transactions[1], without Freddie Mac's prior written approval.

c)
NMI must receive approval from Freddie Mac to enter into any transaction involving the issuance of insurance on other than an .individual loan "flow" basis, e.g., pool insurance, bulk primary transactions, "structured" or "negotiated" transactions. Additionally, NMI will provide Freddie Mac at least forty-five (45) days to review any such transaction.

d)
As of the Effective Date, NMI must comply with all requirements of the PMIERs. For the avoidance of doubt, NMI must comply with all requirements of the currently published and effective version of the PMIERs dated January 2008, new Section 103 made applicable to all Approved Insurers and provided to NMI by email dated August 2, 2012 and the latest, proposed draft of the PMIERs with a date of February 2011 attached hereto as Exhibit A. Approval of the Application and status as an Approved Insurer is expressly conditioned on NMI taking all actions necessary to comply with the requirements of the PMIERs, as they may be amended from time to time in addition to adhering to the Safety and Soundness Principles and the specific requirements related thereto set forth in Section B hereof.

e)
Freddie Mac may at any time direct NMI to initiate a change in domicile from Wisconsin to another state. Upon its receipt of such written direction from Freddie Mac, NMI shall immediately use its best efforts to change its domiciliary jurisdiction in accordance with Freddie Mac's instructions.

f)
NMI's conditional approval as an Approved Insurer at this time does not require NMI's receipt of a financial strength rating from any rating agency. However, NMI must pursue the process to obtain a rating from one of the rating agencies and obtain a rating no later than July 31, 2015.

g)
NMI must incorporate and implement any changes or requirements imposed by law or regulation and adopted by the Government-Sponsored-Enterprises ("GSEs") regarding the purchase and servicing of mortgages or the enforcement by the GSEs of their rights against or obligations to mortgagors, in the operation and conduct of their businesses so as not to diminish the availability of or amount of claim payment with respect to Mortgage Guaranty Insurance on an insured loan to which such law or regulation is applicable. By way of example and not limitation of the foregoing requirement, NMJ must cooperate with Freddie Mac in implementing government programs such as the Home Affordable Modification Program, the Home Affordable Refinance Program, foreclosure moratoria, disaster relief, etc. in such a way as to assure minimal impact on Freddie Mac's ability to recover any potential claim to mortgage insurance coverage to the same extent as if such law or regulation had not been imposed on the GSEs.

h)
Once NMI identifies Freddie Mac as the beneficiary of the insurance coverage for any loan or group of loans, NMI will thereafter notify Freddie Mac of any issues or concerns regarding the loan or group of loans within 30 days as they may exist or arise. The notification includes any issues and concerns identified or communicated to NMI.

1 PMIERs definition of Risk Sharing Transaction: A transaction, agreement, program or arrangement involving the ceding, sharing, assuming, reimbursing or rebating, in whole or in part, of risks, liabilities, premiums, payments of any kind. including payments made in accordance with the terms of any Mortgage Guaranty Insurance policy, or any other transfer of value, including without limitation, a Reinsurance agreement, with any person including an Insured, whether the ceding, sharing, assuming, reimbursing or rebating is determined prior or subsequent to the occurrence of a default and/or payment of a claim, on insured mortgages subject to the transaction agreement, program or arrangement. For example and not by way of limitation of the foregoing definition, an Arrangement between an Approved Insurer and an Insured in which the Insured agrees to reimburse some or all claim payments made by the Approved Insurer pursuant to the applicable policy in lieu of the Approved Insurer's rescissions or denials of claims on insured mortgages, is a Risk Sharing Transaction. Cession of risk to a Qualified Reinsurer other than a captive reinsurer to comply with state regulatory requirements for "excess of” 25 percent coverage, is not deemed to be a Risk Sharing Transaction for purposes of this definition or these Eligibility Requirements

EXHIBIT 99.1

A.
Within fourteen (14) calendar days, unless otherwise noted, of the occurrence of any and each of the following events, NMI shall notify Freddie Mac of its occurrence, regardless of whether any such event occurs prior to or after the Effective Date:

1.
A material change in NMI's business plan as described in the Application, including but not limited to, any change in contributions to capital or the capital structure, changes in stock ownership greater than 5% of total NMI ownership, ownership by anyone shareholder of 15% or more of NMI stock, revision of the underwriting policy, corporate governance structure, board positions, or management positions;

2.	A material downward change in Mortgage Guaranty Insurance premium pricing.

3.
Receipt of authority to do business in each jurisdiction where such authority is obtained. Such notice must include a copy of any document evidencing such authority, including any conditions, restrictions, or other provisions related to the grant of authority;

4.
In the event that NMI contemplates a change of ownership involving a public issuance of stock, Freddie Mac must be provided sufficient notice and opportunity to comment prior to any such issuance, but in no event less than thirty (30) days prior to the date on which such issuance is set to occur;

5.
Updates on the PMI (Arizona DOI) lawsuit including but not limited to: evidence submitted by NMI or PMI in the litigation, legal motions filed or requested by any party, settlement proposals, Arizona regulatory approval of NMI, and overall progress on the case, but in no event shall NMI be obligated to provide information that is attorney/client privileged or subject to confidentiality under the attorney work product doctrine;

6.
Execution or amendment of any agreement necessary to implementation of the business plan described in the Application, including but not limited to, articles of incorporation, subscription agreements, private placement memoranda or any documents required to be issued pursuant thereto, shareholder agreements and Reinsurance agreements whether Reinsurance is required by law or regulation or as part of a Risk-Sharing Transaction;

7.	Receipt of the initial contribution(s) of capital by NMI and each of the subsidiary and Affiliated Reinsurance entities required by A.2 hereof.

Nothing contained in this Conditional Approval constitutes a waiver by Freddie Mac of its right to determine in its sole discretion the initial or continued eligibility of any entity for Approved Insurer status under the PMIERs (as previously noted, including as amended by the proposed draft and supplemented by the new Section 103), and Freddie Mac reserves all rights to discontinue or restrict such status as it deems necessary, in its sole discretion. As stated in the PMJERs, Freddie Mac reserves the right to modify the terms of the PMIERs at any time without notice. Freddie Mac's receipt of and review of the Application does not constitute a waiver of any requirement of the PMIERs. NMI must obtain a written waiver of noncompliance with any requirement of the PMIERS, as applicable, from Freddie Mac, notwithstanding that a document, agreement or other information presented to Freddie Mac by NMI as a part of the Application or otherwise contains notice or evidence of NMI's noncompliance.

In granting this Conditional Approval, Freddie Mac has materially relied on all such information provided by NMI, including information contained within the Application. In the event that any information, documents or other matter provided by NMI (including by means of the Application) is materially inaccurate, or changes in a material way as determined by Freddie Mac in its sole and absolute discretion, including without limitation the financial condition of NMI, Freddie Mac may further condition this Conditional Approval or revoke it entirely, in either instance, immediately and without notice.

NMI shall not publicize or refer to this Conditional Approval in submissions to state insurance regulatory bodies or in any public announcements without the prior written consent of Freddie Mac with respect to each such communication.

EXHIBIT 99.1

Moreover, any other external NMI communication referencing Freddie Mac must be first reviewed and approved by Freddie Mac prior to distribution.

If you have any further questions, please feel free to contact me at (571) 382-3559.

Sincerely,

/s/ Gina Healy

Gina Healy
Vice President - Special Asset Workouts & Mortgage Insurance Risk
Enterprise Risk Management

cc:	Bob Izzo
Javier Portella
Matt McClure
Deborah Phillips

Attachments:

Exhibit A: Proposed draft of the PMIERs dated February 2011